EXHIBIT 99.1

CECT Formally Opens Huizhou Production Base

     HUIZHOU, China, Nov. 10 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) announced today the formal opening of the CEC Telecom Ltd. (CECT) Huizhou Production Base.

     The production base is located in Qiao Xing’s first industrial park. It currently has two production lines and has an annual production capacity of 2 million GSM mobiles. The CECT Huizhou Production Base is estimated to have a total annual production capacity of 6 million, with more product lines being launched according to expanding market demands.

     CECT currently owns another production base with an annual output of 4 million CDMA and GSM mobiles in Changping, Beijing. In addition, Qiao Xing Communication Industry Co., Ltd., a subsidiary of Qiao Xing Universal, Telephone, Inc., will continue to produce GSM mobiles for CECT.

     Mr. Wu Ruilin, chairman of the board for Qiao Xing Universal Telephone, Inc., attended the launch ceremony, highlighting the importance of the new production base.

     “I am delighted that the CECT Huizhou Production Base has been completed on schedule,” said Mr. Wu Ruilin. “After acquiring CECT, Qiao Xing Universal has made considerable improvements in many important areas of the company, including marketing, sales, product research and production. We are implementing strategic adjustments to CECT’s production arrangements and the completion of the Huizhou Production Base is key to its development. It will not only improve our mobile production and development capabilities, but also utilises the flexible conditions and favourable policies for Zhujiang River Delta.”

     “Zhujiang River Delta is well-known for its dense collection of electronics manufacturers, all specialising in a variety of fields, as well as the co-operation between companies, the economic source of raw materials and components, and the favourable taxation policies implemented by the Guandong Provincial Government to encourage electronics manufacturers to settle in the area, all of which are extremely beneficial for CECT, helping to reduce production and purchasing costs,” added Mr. Wu Ruilin. “The whole group’s mass purchase and production scale is steadily coming into being.”

     About Qiao Xing Universal Telephone, Inc.

     In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO9001 Quality System Accreditation award. The Company currently produces over 200 models of corded and cordless telephones and distributes such products through an extensive network of more than 3,500 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary, Qiao Xing Mobile Communication Co., Ltd., acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003.

SOURCE Qiao Xing Universal Telephone, Inc.